■ SIT INVESTMENT ASSOCIATES, INC. ■

INTERNATIONAL INVESTMENT OUTLOOK & STRATEGY

OCTOBER 12, 2010

INVESTMENT OUTLOOK

The world economy remains a mixed picture with emerging markets clearly outperforming developed markets. Most developed economies are suffering the lingering effects of the global credit crunch, the withdrawal of government stimulus, and austerity measures. For 2011, we anticipate global GDP of +2.7 percent, as northern Europe is exceeding our expectations from export demand growth and Asia ex-Japan continues to be robust, yet the U.S. economic recovery continues at a subpar pace. For 2010, our forecast is at +3.1 percent. Regionally, we forecast U.S. 2010 GDP growth of +2.7 percent, but have revised our 2011 GDP growth to +2.1 percent, from +2.7 percent last quarter, on a slower-than-expected recovery, tight credit, weak business spending, and high unemployment. We are more confident for 2010 and 2011 European GDP growth estimates of around +1.5 percent, supported primarily by Germany's export strength. For the UK, we are maintaining our forecast of +1.5 percent GDP growth for 2010 and 2011. Emerging Europe will continue to be stronger than Western Europe. In Japan, our 2010 GDP forecast is +2.0 percent, paced by export growth, and for 2011 is +1.0 percent, as the strong yen will negatively impact exports. The brightest spot is Asia ex-Japan, where we expect growth to remain strong at +8.0 percent in 2010 and +7.5 percent in 2011. We expect China's GDP growth to be +9.5 percent this year and at least +9.0 percent next year, as the country gradually shifts to a more consumption-led economy versus the export-driven model. See Exhibit A for our global economic forecasts. As shown in Exhibits B and C, the emerging markets are leading the global economic recovery; however, OECD Composite Leading Indicators illustrate that growth may be slowing in most regions.

Strong growth in the emerging market economies have resulted in inflation risks in those regions along with other natural resource-rich exposed countries. The developed market economies of the U.S., Europe, and Japan are not facing major inflation concerns. In fact, Japan continues to experience deflation. Euro area inflation hit +1.8 percent year-over-year in September, the highest level this year, but still below the European Central Bank's (ECB) +2 percent ceiling. Inflation risks are still apparent in China, India, and Australia, which may result in central banks tightening monetary and fiscal policy. Our inflation expectations are illustrated in Exhibits A and D. As stated last quarter, the prospects of slower global growth, in addition to fears of deflation and a weak U.S. dollar have resulted in yearly, and in some cases, record highs in precious metal commodities this quarter. Gold rose to $1,308 per ounce, up +5.3 percent quarter-over-quarter and up +19.3 percent year-to-date. In addition, oil increased +5.7 percent quarter-over-quarter to $79.97 per barrel, primarily because of lower inventories, increased demand from China, and U.S. dollar weakness. Other commodities, such as corn, wheat, and silver rose significantly from the end of the second quarter, by +42 percent, +32 percent, and +60 percent, respectively.

NOTICE

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Mutual Funds. Please read the prospectus carefully before you invest.

Developed economies' central banks are increasing liquidity to counter the weak economic recovery, restrain their currencies, and reduce deflation risks. Central Banks' moves to limit currency appreciation is being done globally (see Exhibit E). On October 5th, the Bank of Japan (BOJ) launched a ¥5 trillion ($60 billion) program to buy Japanese assets and also lowered its benchmark interest rate to a range of 0 to 0.1 percent, from 0.1 percent. This follows the public suggestion by the U.S. Federal Reserve Chairman Ben Bernanke that some form of quantitative easing may be resumed that could result in large-scale purchases of U.S. Treasury bonds. In February, the Bank of England (BOE) suspended its bond purchases, but left open the option for fresh asset purchases if conditions worsen. On October 6th, the Reserve Bank of Australia unexpectedly left their key interest rate unchanged at 4.5 percent. Though most developed countries remain in easing mode to promote growth in the global economy, inflation risks have risen, especially in emerging market countries. In the third quarter, the central banks of Canada, Sweden, Israel, India, Malaysia, New Zealand, South Korea, Taiwan, Brazil, and Peru all raised rates. For developed countries, we don't expect the U.S. Federal Reserve, ECB, BOE, or BOJ to adjust rates further in 2010 from their current low levels of 0 to 0.25 percent, 1.0 percent, 0.5 percent, and 0 to 0.1 percent, respectively. Exhibit F highlights various countries' interest rate policy.

The third quarter saw strong appreciation of the European currencies against the U.S. dollar, in contrast to the second quarter's depreciation of the European currencies against the U.S. dollar. The Swedish krona was the strongest, appreciating +15.6 percent against the U.S. dollar, while the euro recovered +11.5 percent. The British pound's appreciation was +5.3 percent, with the weakest appreciating currency being Russia's ruble, up +2.2 percent. Currency appreciation against the U.S. dollar is attributable to the improved economic outlook for northern Europe, in addition to a more pessimistic view on the U.S. dollar as a safe haven of strength due to anticipated further quantitative easing. Some countries in the European region still face the issues of austerity measures, sovereign debt, and lower economic growth. In Asia, all currencies appreciated versus the U.S. dollar, led by the Australian dollar up +14.6 percent. The Japanese yen appreciated +5.9 percent, even under dire economic conditions. China's renminbi exchange rate rose +1.3 percent against the U.S. dollar in the third quarter, and despite the passing of an anti-China trade bill by the U.S. House of Representatives, we expect the currency to continue appreciating at a gradual pace. Though a stronger renminbi would help alleviate inflation concerns and help shift the economy towards consumption and away from exports to drive growth, the risk of a trade war isn't desirable for either side. Our 2010 year-end forecasts for the euro and the British pound are $1.40 and $1.60, respectively, but we believe they will trade within roughly a 10 percent band. In Japan, we have been surprised by the strength of the yen, and have revised our year-end forecast to ¥85, despite dismal economic growth, practically zero interest rates, and deflation. We expect the Australian dollar to remain strong, given its commodity-related economy. See Exhibits A, G, and H for our currency forecast and recent currency performance.

Similar to last quarter, global equity market valuations are reasonable compared to historical averages. As seen in Exhibit I, the global prospective price-earnings multiple is 11.6 times, trading more than a standard deviation below the mean of 16.3 times. Exhibit J highlights regional valuations. All markets are attractive on a forward price-earnings multiple basis, with Europe ex-UK at 10.7 times and the UK at 10.2 times, relative to their historical averages of 14.5 times and 12.9 times, respectively, and the current world average of 12.0 times. Even the Asia ex-Japan price-earnings multiple at 13.9 times is at a slight discount to its post-1990 average of 14.0 times. Japan remains the least expensive relative to its post-1990 average on an EV/EBITDA basis at 6.8 times versus 9.8 times. The World's EV/EBITDA of 7.7 times is also at a discount to the post-1990 average of 8.8 times.

INVESTMENT STRATEGY

All European equity markets were up over +2.5 percent in local currency in the third quarter except for Ireland, which declined -7.0 percent. The euro strength of +11.5 percent contributed positively to performance for the region resulting in all European equity markets posting positive returns in the third quarter. Norway was the top performing market, up +29.8 percent in U.S. dollar terms, followed by Sweden at +26.7 percent. All Asian markets were also up at least +7.0 percent in local currency terms, except for Japan, the worst performing market, down -0.1 percent. Again, currency strength aided performance. Among the top markets were Australia, up +22.9 percent in U.S. dollar terms, India +16.3 percent, and Hong Kong up +11.4 percent. The Southeast Asian markets also performed well, in excess of +15 percent in U.S. dollar terms. Additionally, China's Shanghai A-Share Index was up +12.1 percent in the third quarter, improving its year-to-date return to -17.4 percent. Latin America markets recorded strong returns in the third quarter, with Argentina, Brazil, Chile, and Peru up over +20 percent. We expect earnings to continue to surprise positively on the upside and drive stock price appreciation.

In the developed international equity markets, all industries had positive performance for the third quarter. The energy sector was the top performer, followed by telecom, materials, and consumer discretionary. The technology, health care, and utilities sectors were among the worst performers. We continue to hold a diversified and high quality portfolio, focused on companies with dominant market share, high sales and earnings growth, operating margin leverage, free cash flow, and healthy balance sheets. We remain underweight financials, given the heightened financial risks in Europe. In developed markets, we are still slightly overweight the defensive/less economically sensitive sectors of consumer staples, technology, and industrials.

Similar to last quarter, we are maintaining an underweight in Europe versus the MSCI EAFE Index in our international portfolios. Within Europe, our diversified portfolio includes emerging markets, global exporters, and domestic consumption companies. In Japan, our strategy has not changed from prior quarters, as we continue to be significantly underweight the Benchmark, owning a diversified portfolio of globally dominant export companies and domestic consumption plays. We remain significantly overweight Asia ex-Japan versus the Benchmark. We own material-exposed stocks in Australia, which will benefit from China and India's secular infrastructure expansion. See Exhibit K for our international portfolio country allocation.

In emerging markets, performance was led by the consumer discretionary sector, followed by industrials, consumer staples, and materials. Utilities was by far the worst performing sector, on a shift from defensive sectors. We continue to remain overweight consumer discretionary, consumer staples, and technology sectors. We are positive on the consumer theme in Asia, given a young population and high savings rates. China exemplifies this theme, especially since policy makers are trying to shift the economy from being export-driven to consumer-driven. As China's upcoming 12th 5-year plan is likely to emphasize consumption, healthcare, clean energy, and automation, our investment strategy will incorporate these themes. We remain underweight Chinese banks, because of concerns about asset quality and capital issuance. See Exhibit L for our emerging markets country breakdown.

KEY HIGHLIGHT TOPICS IN EUROPE

European Economic Recovery Underway, but Concerns Mount Surrounding Austerity Measures, Elevated Debt Levels, and Potential Slower Export Growth

- We expect modest GDP growth, around +1.5 percent, and inflation between +1.5 to +2.0 percent, for the Euro area in 2010 and 2011. Countries in northern Europe (such as Germany and Austria) will likely fare better as they are supported by export growth and less drastic austerity measures. The countries in southern Europe (such as Italy, Spain, and Greece) are in a more dire situation as severe austerity measures take hold (see illustration in Exhibit M). For the UK, we anticipate GDP growth to be nearer to +1.5 percent and inflation around +2.5 percent in 2011.
- While business conditions were improving last quarter, it appears that industrial production and exports are nearing a peak and may be starting to roll over. Euro area industrial production rose +7.1 percent year-over-year in July while industrial new orders declined -2.4 percent year-over-year in July (see Exhibit N for industrial production improvement and exports in Germany).
- The September ZEW Economic Sentiment indicator for the Euro area continued to decline throughout the third quarter, suggesting future weakness. However, sentiment across the regions varied significantly with the northern European countries more positive than the southern European countries (see Exhibit M). Even with the regional strength of Germany, its ZEW Economic Sentiment continues to decline (see Exhibit N).
- Consumers continue to be in a precarious situation. As shown in Exhibit N, unemployment is elevated at 10.1 percent in the Euro area while labor costs have declined, albeit less so in the northern European countries. As austerity measures have begun to take hold, savings are declining and retail spending remains flat.
- Sovereign debt issues remain, especially for Greece, Ireland, Italy, Portugal, and Spain, but we believe it will be more or less isolated to the specific markets. While sovereign debt concerns may temporarily "shock" the global equity markets, we believe it will be short-term in nature.

KEY HIGHLIGHT TOPICS IN ASIA

Japan's Economy Stalling, while Consumer Remains Weak

- The Japanese export-driven economy is beginning to stall, a result of the strengthening yen, causing industrial production and export growth to roll over. Industrial production growth fell for the third month in a row in August declining -0.3 percent month-over-month and export growth continued to slow to +15.8 percent year-over-year in August (see Exhibit O). While machinery orders have remained elevated due to easy comparisons to last year, they should decline because of the stronger yen. Further, the Japanese consumer continues to be reluctant to spend in the face of deflation as illustrated in Exhibit O.
- On September 15th, with the yen at fifteen-year highs, the BOJ unilaterally intervened in the foreign exchange market by putting ¥2 trillion ($23 billion) in circulation. Certainly a positive step, but the strength of the yen and economic conditions of Japan call for more policy action. Historically, unilateral intervention is ineffective in the foreign exchange market.

Japanese Government and Bank of Japan Faces Challenges in Implementing Fiscal and Stimulus Measures

- On September 14th, Prime Minister Naoto Kan successfully defeated former Prime Minister Ichiro Ozawa in a vote for leadership of the Democratic Party of Japan. Despite Prime

Minister Kan's wide margin of victory, internal party strife could complicate his effectiveness and ability to push forward his agenda of implementing fiscal and stimulus measures and addressing the country's high debt. Exhibit O shows Japan's high debt levels are handicapping the country's economic growth.

- On October 5th, the BOJ lowered its benchmark interest rate to a range of 0 to 0.1 percent, from 0.1 percent previously. Additionally, they setup a ¥5 trillion ($60 billion) fund to buy Japanese bonds, commercial paper, and other asset-backed securities. We do not anticipate these efforts will be successful in spurring the economy and providing relief for the strong yen. The fixed-rate credit program of ¥30 trillion ($360 billion) was left unchanged.

Potential Inflow of Chinese Tourists

- In July, the Japanese government relaxed its visa regulations for Chinese tourists, which could potentially increase the number of travelers by 10 times to 16 million. However, this development was complicated on September 7th following the collision of a Chinese fishing trawler and two Japanese coast guard ships in disputed waters, and the subsequent detention of the Chinese captain. In response, China ceased ministerial and provincial-level government interaction with Japan and discouraged travel to Japan. On October 1st, Japan released the detainee, but this incident certainly complicates their relationship. The impact of this incident on mainland Chinese tourists to Japan was reflected immediately, as shown in Exhibit O.

China's Economic Growth Hard Landing Risk Easing, plus Peaking CPI, More Property Measures

- China's economic growth slowed to +10.3 percent year-over-year in the second quarter, down from growth of +11.9 percent year-over-year in the first quarter, as the government is gradually exiting its stimulus policy and the base effect. Leading Economic Indicators have remained in a downward trend, but are declining at a slower pace. China's manufacturing Purchasing Managers' Index declined for three consecutive months, before recording two straight months of gains since July (Exhibit P). Industrial production also rebounded a stronger-than-expected +13.9 percent year-over-year in August. However, the downside risks to China's economic growth are slower global economic growth, softer exports, the negative impact from government measures of shutting down inefficient factories, and the power consumption cap to meet its self-imposed energy consumption goal by year-end.
- China's inflation increased +3.5 percent year-over-year in August, a 22-month high, due to food price increases and the base effect. Non-food inflation was stable at +1.5 percent year-over-year and flat month-over-month. As the base effect fades, along with falling vegetable and pork prices, we expect inflation to peak in the near term (see Exhibit P). The government has kept its annual inflation target at +3 percent.
- Following the implementation of policies to cool down the overheating property market last April, transaction volumes declined for a few months, but prices remained fairly resilient. In July, both volumes and prices showed signs of increasing again, as seen in Exhibit P. On September 30th, the government announced another round of tightening measures to slow the property market by raising the down payment for first homes to 30 percent (versus 20 percent) and halting mortgage loans for a 3rd home. These measures and the upcoming new supply into the market should cause some moderation in home price appreciation.

U.S. House of Representatives Passes Anti-China Trade Bill

- On September 30th, the U.S. House of Representatives passed a bill that would allow the U.S. to use estimates of currency undervaluation to levy tariffs on imports from China and other countries. The possibility of the bill becoming law is low, as

enactment could trigger a trade war. As illustrated in Exhibit P, we expect the Chinese renminbi to appreciate at a gradual pace.

Robust Economic Growth throughout Asia

- Asia ex-Japan economies reported robust growth in the second quarter. For example, Hong Kong GDP rose +6.5 percent, India was up +8.8 percent, and South Korea increased +7.2 percent, all on domestic consumption and export growth.
- Hong Kong's macro strength is shown in August exports up +36 percent year-over-year, imports up +28.4 percent year-over-year, and unemployment at 4.2 percent, a 20-month low. Residential property prices are up about +15 percent year-to-date. In another example, the Hong Kong property auction at Fanling, a retail and luxury residential development, sold well above expectations.
- We expect strong economic growth will continue for this region, driven by domestic growth and less monetary tightening. India's July industrial production rose +13.8 percent year-over-year and wholesale price inflation fell to +8.5 percent year-over-year in August. South Korea's September exports were up +17.2 percent year-over-year and imports increased +16.7 percent.

Australia's Prime Minister Re-elected

- Australia's Prime Minister Julia Gillard was re-elected for a second term after two independents voted in support of her Labor Party to end the hung parliament. Ms. Gillard promised better education, health and telecom services during the election campaign, but will also need to compromise for support from Independents on policies, including a controversial plan to impose a new levy on the profits of mining companies.

KEY HIGHLIGHT TOPICS IN LATIN AMERICA

Brazil's Presidential Election Heads to a Second Round; Strong Economic Growth with Inflation Worries

- President Luiz Inacio Lula da Silva chosen successor, Dilma Rousseff, current energy minister and chief of staff, won only 47 percent of the votes in the October 2nd presidential election, versus Jose Serra with 33 percent and Marina Silva with 19 percent. A run-off between Ms. Rousseff and Mr. Serra will be held on October 31st, with Ms. Rousseff the favorite to win. She plans to continue Lula's policies of steady economic growth, inflation targeting, floating exchange rate, and gradual reductions in net public debt.
- Brazil's second quarter 2010 GDP expanded +8.8 percent year-over-year, paced by investment and government consumption. Loan growth expanded +2.2 percent month-over-month in August, the fastest credit growth since July 2009. Inflation worries persist, with inflation at +4.57 percent running slightly above their +4.5 percent target rate. Brazil's central bank increased interest rates +50 basis points to 10.75 percent during the third quarter, and we expect further rate hikes.

Exhibit A

Global Economic Assumptions
2011 GDP Recovery Modest and Inflation Rising Slightly

	GDP GROWTH				INFLATION			
	2009A	2010E	2011E	2009-2013 (5 Yr CAGR)	2009A	2010E	2011E	2009-2013 (5 Yr AVG)
Global Economy	**(1.0)%**	**3.1%**	**2.7%**	**2.0%**	**1.1%**	**2.3%**	**2.4%**	**1.9%**
United States	(2.4)	2.7	2.1	1.6	(0.3)	2.0	2.4	1.8
Euro Area	(4.0)	1.5	1.5	0.1	0.3	1.5	1.8	0.9
United Kingdom	(5.0)	1.5	1.5	0.2	2.2	3.0	2.5	2.4
Japan	(5.2)	2.0	1.0	(0.1)	(1.3)	(1.0)	(1.0)	(1.1)
Asia Ex Japan	5.5	8.0	7.5	7.2	1.8	4.0	4.2	3.3
Latin America	(2.0)	5.0	4.0	2.4	6.3	6.7	6.5	6.5

10-Year Bond Yields

	2008	2009	2010		
	12/31A	12/31A	6/30A	9/30A	12/31E
United States	2.2%	3.8%	2.9%	2.5%	3.0%
Euro (Germany)	2.9	3.4	2.6	2.3	2.3
Japan	1.2	1.3	1.1	0.9	1.0
United Kingdom	3.0	4.0	3.4	3.0	3.0

Exchange Rates

	2008	2009	2010		
	12/31A	12/31A	6/30A	9/30A	12/31E
Euro ($/€)	1.40	1.43	1.22	1.36	1.40
Japan (¥/$)	91	93	88	84	85
UK ($/£)	1.46	1.62	1.49	1.57	1.60

Source: Bloomberg, Morgan Stanley, Bank of America Merrill Lynch, and Sit Investment Associates, Inc., October 5, 2010

EXHIBIT B

THE STATE OF THE GLOBAL RECOVERY IS MIXED



Advanced Economies
U.K.
Japan
Germany
U.S.
Emerging Economies
China
Brazil
Russia
India
Consumers
Consumers are going strong in China and Brazil, but not strong enough elsewhere to keep the recovery's momentum going.
Cumulative percentage change in retail sales; adjusted for inflation and the seasons
45%
30
15
0
-15
2008
'09
'10
Note: No data for India
Production
After an initial boost from inventory rebuilding, manufacturers around the world are seeing slower growth.
Indexes of manufacturing activity; levels above 50 indicate growth.
CONTRACTING ◀▶ EXPANDING
60
50
40
30
Unemployment
Jobless rates look as though they will stay high in developed economies such as the U.S. and the U.K.
Cumulative change in seasonally adjusted unemployment rates, in percentage points
4
2
0
-2
Note: No data for India; no comparable data for China
Note: Comparable data for retail sales and unemployment aren't available for some emerging economies.
Sources: Organization for Economic Cooperation and Development (retail sales); Markit Economics (PMIs); national statistical bureaus via Thomson Reuters and Eurostat (unemployment rates)

SOURCE: THE WALL STREET JOURNAL, SEPTEMBER 13, 2010

Exhibit C

OECD Composite Leading Indicators Peaking?

OECD Area


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Euro Area


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Japan


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

China


110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: OECD Composite Leading Indicators, October 11, 2010

Exhibit D

Modest Inflation in 2010

The United Kingdom


U.K. CPI Y/Y %
Aug 3.2%
8
6
4
2
0
1992
1995
1998
2001
2004
2007
2010

Euro Area


EUROZONE CPI Y/Y %
Aug 1.6%
5
4
3
2
1
0
-1
1992
1995
1998
2001
2004
2007
2010

Japan


JAPAN CPI Y/Y %
Aug -0.9%
4
2
0
-2
-4
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010

China


CHINA CPI Y/Y %
Aug 3.4%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007
2010

Source: ISI Group, October 7, 2010

Exhibit E

Central Banks Active in Shoring up Economies


Swinging Into Action
Across the globe, central banks are making moves aimed at shoring up their economies or, in a few cases, managing rapid growth. In many countries, strengthening currencies, which make exports cost more, complicate the task. At the same time, gold, seen as an investor haven, is surging.
U.S. FEDERAL RESERVE
Is poised to resume buying U.S. Treasury bonds, after buying $1.7 trillion in assets earlier.
BRAZILIAN CENTRAL BANK
Has kept rates high to contain inflation. Billions of dollars of intervention in recent weeks haven't slowed a surging real, now at a 25-month high.
EUROPEAN CENTRAL BANK
Has avoided large-scale asset purchases and is buying bonds of embattled euro-zone governments.
BANK OF ENGLAND
Bought £200 billion in U.K. government bonds earlier and left the door open to more purchases.
RESERVE BANK OF AUSTRALIA
Held rates steady Wednesday, surprising markets expecting the first rate increase since May.
BANK OF JAPAN
Is buying ¥5 trillion in public and private bonds, stock funds, and real-estate investment trusts; holding short-term rates near zero until 'price stability in sight.'
CUMULATIVE CHANGE IN THE AMOUNT OF DOLLARS EACH CURRENCY BUYS
EURO
BRAZILIAN REAL
AUSTRALIAN DOLLAR
JAPANESE YEN
15%
10
5
0
-5
-10
-15
-20
2010
2010
2010
2010
PRICE OF GOLD/OUNCE
Settlement price on continuous front-month contract
$1,300
1,200
1,100
1,000
900
800
700
2010
Source: Thomson Reuters via WSJ Market Data Group

Source: The Wall Street Journal, October 6, 2010

Exhibit F

Global Rates


Global Rates
As the world-wide economy slowly heals from the Great Recession, central banks take different paths to recovery. Most countries remain in an easing cycle with low interest rates, but some are seeking to tighten policy. (Last updated: Oct. 5, 2010)
October 2010
2004
2005
2006
2007
2008
2009
2010
Norway – 2.00%
Canada – 1.00%
Sweden – 0.75%
India – 6.00%
Israel – 2.00%
Taiwan – 1.875%
Malaysia – 2.75%
Peru – 3.00%
Brazil – 10.75%
Australia – 4.5%
New Zealand – 3.00%
Cutting rates
On hold amid cuts
Raising rates
On hold amid increases
GDP, in trillions
$10
5
1
Source: WSJ research, Thomson Reuters, IMF. Note: GDP based on 2008 figures in U.S. dollars.

Source: The Wall Street Journal, October 5, 2010

Exhibit G

International Market Performance
Strong Performance in 3rd Quarter 2010

	3rd Quarter 2010			Year-to-date 9/30/10		
	Market % Chg		Currency	Market % Chg		Currency
ASIA PACIFIC REGION	US$	Local	% Chg	US$	Local	% Chg
Australia (ASX)	22.9	7.2	14.6	2.2	(5.0)	7.7
Hong Kong (HSI)	11.4	11.1	0.3	2.1	2.2	(0.1)
Japan (NIK 225)	5.8	(0.1)	5.9	(1.0)	(11.2)	11.4
New Zealand (NZX 50)	14.4	7.0	7.0	0.1	(1.0)	1.1
Singapore (STI)	16.0	9.2	6.1	14.1	6.9	6.7
China (SHGH A)	12.1	10.7	1.3	(17.4)	(19.1)	2.0
India (BSE 100)	16.3	12.5	3.4	19.2	15.1	3.6
Indonesia (JSX)	22.1	20.2	1.6	45.4	38.2	5.3
Korea (KOSPI)	18.2	10.3	7.2	13.7	11.3	2.1
Malaysia (KLSE)	16.8	11.4	4.9	27.5	15.0	10.9
Philippines (PSE)	28.4	21.6	5.6	41.5	34.3	5.3
Taiwan (TAIEX)	15.6	12.4	2.8	3.0	0.6	2.4
Thailand (SET)	30.5	22.3	6.7	45.9	32.8	9.9

	3rd Quarter 2010			Year-to-date 9/30/10		
	Market % Chg		Currency	Market % Chg		Currency
LATIN AMERICA	US$	Local	% Chg	US$	Local	% Chg
Argentina (MERVAL)	20.2	21.0	(0.7)	9.3	13.9	(4.0)
Brazil (IBOV)	21.2	13.9	6.4	4.2	1.2	2.9
Chile (IPSA)	34.5	18.6	13.4	41.1	34.4	5.0
Mexico (IPC)	10.0	7.0	2.8	8.1	3.8	4.2
Peru (BVL)	29.6	27.8	1.4	30.7	26.1	3.6

	3rd Quarter 2010			Year-to-date 9/30/10		
	Market % Chg		Currency	Market % Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	% Chg	US$	Local	% Chg
Israel (TA-100)	18.3	10.8	6.8	10.0	5.5	4.2
Morocco (MADEX)	10.5	1.1	9.3	10.0	14.7	(4.1)
Pakistan (KSE 100)	2.1	3.0	(0.9)	4.2	6.7	(2.3)
South Africa (FTSE-JSE)	23.3	12.2	9.9	12.4	6.5	5.6

	3rd Quarter 2010			Year-to-date 9/30/10		
	Market % Chg		Currency	Market % Chg		Currency
EUROPE	US$	Local	% Chg	US$	Local	% Chg
Austria (ATX)	24.3	11.5	11.5	(3.1)	1.8	(4.8)
Belgium (BEL 20)	20.9	8.5	11.5	(1.9)	3.1	(4.8)
Finland (OMXH)	26.5	13.5	11.5	4.6	9.9	(4.8)
France (CAC 40)	20.3	7.9	11.5	(10.2)	(5.6)	(4.8)
Germany (DAX)	16.4	4.4	11.5	(0.5)	4.6	(4.8)
Greece (ATHEX)	14.3	2.6	11.5	(36.3)	(33.0)	(4.8)
Ireland (ISEQ)	3.6	(7.0)	11.5	(14.4)	(10.0)	(4.8)
Italy (S&P/MIB)	18.3	6.2	11.5	(16.1)	(11.8)	(4.8)
Netherlands (AEX)	17.6	5.5	11.5	(5.1)	(0.3)	(4.8)
Portugal (PSI)	18.4	6.3	11.5	(15.6)	(11.3)	(4.8)
Spain (IBEX 35)	26.5	13.5	11.5	(16.2)	(11.9)	(4.8)
Denmark (OMXC 20)	18.2	6.1	11.4	17.7	23.8	(5.0)
Norway (OSE)	29.8	16.9	11.0	1.7	3.1	(1.4)
Sweden (OMXS A-S)	26.7	9.5	15.6	21.4	14.5	6.1
Switzerland (SMI)	13.4	2.7	10.4	1.8	(3.8)	5.8
United Kingdom (FTSE)	18.9	12.8	5.3	0.0	2.5	(2.4)
Czech Rep (PX)	19.4	2.5	16.5	3.6	1.3	2.3
Poland (WIG)	33.2	14.8	16.0	11.2	13.1	(1.7)
Turkey (ISE100)	31.3	19.9	9.5	29.0	24.5	3.6
Russia (RTS)	12.6	12.6	2.2	4.4	4.4	(0.8)

	3rd Quarter 2010			Year-to-date 9/30/10		
	Market % Chg		Currency	Market % Chg		Currency
NORTH AMERICA	US$	Local	% Chg	US$	Local	% Chg
Dow Jones Industrial Avg	10.4	10.4		3.5	3.5	
S&P 500	10.7	10.7		2.3	2.3	
NASDAQ	12.3	12.3		4.4	4.4	
Canada (TSE)	13.4	9.5	3.6	7.6	5.3	2.2

Source: FactSet Research Systems, September 30, 2010

Exhibit H

A Weakening U.S. Dollar


Exchange Rate
U.S. Dollar per Euro
Daily: Sep 30, 2009 - Sep 30, 2010
High: 1.5093
Low: 1.1930
Last: 1.3652
$ Weak
1.5000
1.4500
1.4000
1.3500
1.3000
1.2500
1.2000
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep


Exchange Rate
Japanese Yen per U.S. Dollar
Daily: Sep 30, 2009 - Sep 30, 2010
High: 94.5
Low: 83.0
Last: 83.5
$ Weak
94.0
92.0
90.0
88.0
86.0
84.0
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep


Exchange Rate
U.S. Dollar per British Pounds
Daily: Sep 30, 2009 - Sep 30, 2010
High: 1.6795
Low: 1.4304
Last: 1.5758
$ Weak
1.6500
1.6000
1.5500
1.5000
1.4500
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep


Exchange Rate
U.S. Dollar per Australian Dollar
Daily: Sep 30, 2009 - Sep 30, 2010
High: 0.9688
Low: 0.8146
Last: 0.9682
$ Weak
0.9600
0.9400
0.9200
0.9000
0.8800
0.8600
0.8400
0.8200
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep

Source: Factset Research Systems, September 30, 2010

Exhibit I

Global Valuations are Cheap



Global Prospective PE
Prospective PE
28
26
24
22
20
18
16
14
12
10
8
+1 STD
Average
-1 STD
16.3
11.6
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11
Source: Merrill Lynch Global Quantitative Strategy, MSCI, IBES

Source: Bank of America / Merrill Lynch, September 17, 2010

Exhibit J

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	12.5	10.7	10.2	13.6	13.9	12.0
Post 1990 Average	16.5	14.5	12.9	34.1	14.0	16.8
Discount/Premium	*-24.2%*	*-26.2%*	*-20.9%*	*-60.1%*	*-0.7%*	*-28.6%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.5	7.0	7.0	6.8	9.5	7.7
Post 1990 Average	9.8	6.8	7.7	9.8	8.7	8.8
Discount/Premium	*-13.3%*	*2.9%*	*-9.1%*	*-30.6%*	*9.2%*	*-12.5%*

Source: Nomura International plc, Europe, October 3, 2010

Exhibit K

Sit EAFE+ Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI EAFE[2]
Australia	8.9 %	9.0 %	10.1 %
Hong Kong	6.5	6.5	5.0
Japan	15.6	15.5	21.1
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.7
China	3.1 %	3.0 %	0.0 %
India	1.1	1.0	0.0
South Korea	1.0	1.0	0.0
Taiwan	1.0	1.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	37.1 %	37.0 %	38.0 %
Asia ex-Japan	21.5 %	21.5 %	16.9 %

Europe

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI EAFE[2]
Austria	0.0 %	0.0	0.3 %
Belgium	0.0	0.0	1.0
Finland	0.0	0.0	1.1
France	7.2	7.0	10.2
Germany	6.5	6.5	8.0
Greece	0.0	0.0	0.3
Ireland	0.5	0.5	0.2
Italy	2.1	2.0	2.9
Netherlands	3.3	3.5	3.7
Portugal	0.0	0.0	0.3
Spain	5.1	5.0	3.8
Czech Republic	0.0 %	0.0	0.0 %
Denmark	0.0	0.0	1.0
Luxembourg	0.9	1.0	0.0
Norway	0.4	0.5	0.8
Poland	1.1	1.0	0.0
Sweden	0.7	1.0	3.1
Switzerland	10.6	10.5	7.8
Great Britain	12.4	12.5	16.7
TOTAL	50.8 %	51.0 %	61.2 %
Euroland	24.7 %	24.5 %	31.7 %

Others

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI EAFE[2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	1.9	2.0	0.0
Bermuda	1.0	1.0	0.0
Chile	0.6	0.5	0.0
Mexico	0.8	1.0	0.0
Israel	1.3	1.5	0.8
South Africa C(	0.6	0.5	0.0
Canada	4.3	4.5	0.0
United States	0.2	0.0	0.0
TOTAL	10.6 %	11.0 %	0.8 %

Cash and Total

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI EAFE[2]
CASH	1.4 %	1.0 %	0.0 %
EQUITY	98.6	99.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 Based on Representative Client Portfolio

2 Morgan Stanley Capital International – September 30, 2010

Source: Sit Investment Associates, October 5, 2010

Exhibit L

Sit Emerging Markets Representative Portfolio

Country Allocation

Asia Pacific

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI Emerg. Mkts[2]
Australia	6.6 %	6.5 %	0.0 %
China	18.1	18.0	15.6
Hong Kong	4.7	5.0	2.4
Singapore	0.5	0.5	0.0
India	5.3 %	5.5 %	8.2 %
Indonesia	1.9	2.0	2.4
Malaysia	0.0	0.0	2.9
Morocco	0.0	0.0	0.2
Pakistan	0.0	0.0	0.0
Philippines	1.8	2.0	0.5
South Korea	9.4	9.5	13.4
Taiwan	7.9	8.0	10.6
Thailand	1.3	1.0	1.7
TOTAL	57.5 %	58.0 %	57.8 %

Others

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI Emerg. Mkts[2]
Argentina	0.0 %	0.0 %	0.0 %
Brazil	17.5	17.5	16.5
Chile	1.1	1.0	1.7
Colombia	0.0	0.0	0.9
Mexico	4.7	5.0	4.2
Peru	2.0	2.0	0.7
Venezuela	0.0	0.0	0.0
Egypt	0.0 %	0.0 %	0.5 %
Israel	2.5	2.5	0.0
South Africa	5.2	5.0	7.5
Jordan	0.0	0.0	0.0
United States	0.0 %	0.0 %	0.0 %
TOTAL	33.1 %	33.0 %	32.0 %

Europe

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI Emerg. Mkts[2]
Austria	0.6 %	0.5 %	0.0 %
Czech Republic	0.8	0.5	0.4
Great Britain	0.8	0.5	0.0
Greece	0.0	0.0	0.0
Hungary	0.0	0.0	0.4
Luxembourg	1.3	1.5	0.0
Netherlands	0.0	0.0	0.0
Poland	1.5	1.5	1.5
Russia	3.9	4.0	6.0
Spain	0.0	0.0	0.0
Turkey	0.0	0.0	1.8
TOTAL	8.9 %	8.5 %	10.2 %

Cash and Total

	Portfolio Weights 9/30/2010 ACTUAL[1]	12/31/2010 TARGET	MSCI Emerg. Mkts[2]
CASH	0.6 %	0.5 %	0.0 %
EQUITY	99.4	99.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 Based on Representative Client Portfolio

2 Morgan Stanley Capital International – September 30, 2010

Source: Sit Investment Associates, October 5, 2010

Exhibit M

Recovery Mixed in Europe



Overall, the euro zone's performance is rising ...
Quarterly change in GDP*
EURO ZONE
U.S.
4%
0
-4
-8
-12
Recession
'07
'08
'09
'10
... But among members, the pace of recovery varies widely
GERMANY
FRANCE
SPAIN
GREECE
9%
6
3
0
-3
-6
2009
'10
* Seasonally adjusted at an annual rate; Sources: Eurostat, J.P. Morgan; U.S. Bureau of Economic Analysis

Source: The Wall Street Journal, October 5, 2010



Growing Apart
Confidence is up in Germany and other northern European countries, but remains weak in the south. Economic Sentiment index in August
Germany
Austria
Belgium
Euro zone
France
Italy
Portugal
Spain
Greece
60
70
80
90
100
110
120
Long-term average, European Union, 1990-2009
Source: European Commission

Source: The Wall Street Journal, August 31, 2010

Exhibit N

Recovering European Economy

Industrial Production Improving



Euro area and EU27 production,
total industry excluding construction
Euro area, seasonally adjusted series
Trendline
EU27, seasonally adjusted series
Trendline
110
105
100
95
90
85
2005=100

Source: Eurostat, September 14, 2010

German Exports Strong



German Juggernaut
Surging exports are powering Germany's recovery, but other European countries aren't seeing the same pace of growth.
GERMANY'S EXPORTS
15%
0
-15
-30
2009
'10
WHERE THEY'RE GOING
WHAT THEY ARE
€81.9
54.1
53.8
53.2
$209.5
169.9
113.8
62.4
France
Netherlands
U.S.
U.K.
Machinery (reactors, boilers)
Vehicles
Electrical machinery, etc.
Pharmaceutical products

Source: The Wall Street Journal, August 10, 2010

ZEW Indicator of Economic Sentiment Falling



ZEW Indicator of Economic Sentiment (Germany)

Source: Centre for Economic Research, September 14, 2010

Unemployment Appears to be Peaking



Euro area and EU27 unemployment rates
Euro area (EA16), seasonally adjusted series
EU27, seasonally adjusted series
10
9
8
7
6
%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: Eurostat, October 1, 2010

Exhibit O

Japan - Poor Business Conditions

Real Exports and Industrial Production Declining



9-27-10
40
30
20
10
0
-10
-20
-30
-40
-50
94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10
REAL EXPORTS, Y/Y %
INDUSTRIAL PROD, Y/Y %
Source: DATASTREAM

Note: DataStream is source for all charts.

Source: Mizuho Securities, September 28, 2010

Declining Prices have not Raised Household Spending



No Sale
In Japan, prices have declined over the past decade...
...but that hasn't spurred thrifty consumers to spend more.
Change from a year earlier in consumer prices, excluding food
Change from a year earlier in household spending
4%
2
0
-2
-4
-6
-8
2001 '02 '03 '04 '05 '06 '07 '08 '09 '10
Source: Japan's Ministry of Internal Affairs and Communications via Thomson Reuters

Source: The Wall Street Journal, August 2, 2010

Debt Levels Hindering Economic Growth



In search of a growth spurt
Gross government debt as % of GDP
1990
2000
2010
227%
142%
67%
93%
64%
55%
109%
78%
58%
Japan
US
G7
Sources: IMF; Thomson Reuters Datastream

Source: The Financial Times, September 23, 2010

Chinese Tourists Avoided Japan Recently



Hot Spot
Monthly visitors from mainland China to Japan, change from a year earlier
200%
150
100
50
0
-50
2009
'10
Visitors to Japan by country, January to July 2010, millions
S. Korea
China
Taiwan
Others
1.41
0.78
2.00

Source: The Wall Street Journal, September 24, 2010

Exhibit P

China's Economic Recovery

China's PMI Growth Moderating


NBS purchasing manager index and industrial production growth (PMI plotted with 3-month lead)
IP growth
PMI
Source: Bloomberg, CEIC

Source: J.P. Morgan, October 2010

China's CPI Increase Fueled by Food Inflation


Components of CPI basket (YoY%)
Food
CPI
Non food

Source: J.P. Morgan, October 2010

Chinese Property Sales Accelerating


'000 units
Weekly average units sold (for 20 cities)
+97%

Source: Macquarie Equity Research, September 28, 2010

China's Currency will likely Appreciate Gradually


CNY/USD exchange rate and 12 months non-deliverable forward contract
Announcement to increase RMB flexibility Jun 19
USD/CNY
NDF 12 months
Source: Bloomberg

Source: J.P. Morgan, October 2010